FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from June 1, 2016 to June 30, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 8, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from June 1, 2016 to June 30, 2016 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on July 8, 2016]

Class of Shares: Common Stock

1.	Status of repurchase

(1) Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

	as of June 30, 2016
	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 27, 2016) (Period of repurchase: from May 18, 2016 to July 22, 2016)	35,000,000		20,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) June 1 June 2 June 3 June 6 June 7	2,301,700 2,301,700 2,301,700 2,145,400 711,600	1,100,353,990 1,053,743,280 1,044,531,290 943,879,390 315,894,930
Total	—	9,762,100	4,458,402,880
Aggregate shares repurchased as of the end of this reporting month	35,000,000		16,324,582,570
Progress of share repurchase (%)	100.0		81.6

2.	Status of disposition

	as of June 30, 2016
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date)	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) June 21	70	28,455
Subtotal	—	70	28,455
Other (exercise of stock acquisition rights)	(Date) June 1 June 2 June 3 June 6 June 7 June 8 June 9 June 10 June 13 June 14 June 15 June 16 June 17 June 20 June 21 June 22 June 23 June 24 June 27 June 29	58,000 175,700 86,700 36,000 56,600 66,900 49,800 51,800 45,000 31,500 158,000 11,400 33,400 109,900 97,600 27,800 259,400 295,800 88,600 41,500	58,000 771,700 86,700 36,000 56,600 66,900 49,800 51,800 45,000 31,500 158,000 904,400 33,400 109,900 97,600 27,800 259,400 295,800 88,600 41,500
Subtotal	—	1,781,400	3,270,400
Total	—	1,781,470	3,298,855

3.	Status of shares held in treasury

as of June 30, 2016
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601
Number of shares held in treasury	234,052,872